Exhibit 1

PRESS RELEASE

Cyren Schedules Second Quarter 2017 Earnings Release for
Wednesday, August 16, 2017

McLean, VA – August 1, 2017 – Cyren (NASDAQ: CYRN) today announced it will release its second quarter 2017 results on Wednesday, August 16, 2017 before U.S. markets open.

The Company will also host a conference call at 10 a.m. Eastern Time (5 p.m. Israel Time) on Wednesday, August 16, 2017.

US:	1-888-296-4215
Israel:	1-80-924-5905
International:	1-719-785-9446

The call will be simultaneously webcast live on the investor relations section of Cyren’s website at www.cyren.com/ir.html, or by using the following link: http://public.viavid.com/index.php?id=125720.

For those unable to participate in the live conference call, a replay will be available until August 30, 2017. To access the replay, the U.S. dial in number is 1-844-512-2921 and the non-U.S. dial in number is 1-412-317-6671. Callers will be prompted for replay conference ID number 3387763. An archived version of the webcast will also be available on the investor relations section of the company's website.

About Cyren

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning security as a service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more at www.Cyren.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: www.twitter.com/CyrenInc or twitter.com/cyren_ir

Israel Investor Contact:

Iris Lubitch
SmarTeam
+972.54.2528007
iris@smartteam.co.il

Company Contact:

Mike Myshrall, CFO

Cyren

+1.703.760.3320
mike.myshrall@cyren.com

Media Contact:

Matthew Zintel

Zintel Public Relations

+1.281.444.1590

matthew.zintel@zintelpr.com